Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 29, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on March 29, 2005, entitled “SHARE PURCHASE PROGRAMME UPDATE”.

29 March 2005

SHARE PURCHASE PROGRAMME UPDATE

Vodafone Group Plc (“Vodafone”) announces that it has achieved its target purchase of £4 billion of shares up to and including 31 March 2005.

Vodafone further announces that it intends to purchase shares during its close period through the delivery of irrevocable instructions to a number of banks prior to the start of the close period. The close period commences on 1 April 2005 and ends on the day of publication of its preliminary results on 24 May 2005 (the “Close Period”). Vodafone anticipates that purchases will be made in the Close Period at a daily volume which is on average similar to that effected during the financial year ending 31 March 2005.

The irrevocable instructions will enable Vodafone to continue purchasing shares during the Close Period only. Vodafone will be reviewing its share purchase programme in due course and any decision regarding the full year targets for its share purchase programme for the financial year ending 31 March 2006 (the “Share Purchase Targets”) will be provided in the preliminary results announcement on 24 May 2005. The fulfilment of the Share Purchase Targets will be subject to existing and future Vodafone shareholder approvals at its 2004 and 2005 Annual General Meetings respectively.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

- ends -

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director
Tel: +44 (0) 1635 673310

Investor Relations

Media Relations

Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Sarah Moriarty
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 29 March, 2005	By:
	Name:	Stephen R. Scott
	Title:	Company Secretary